Exhibit 99.1

B.O.S. Better Online Solutions Announces Revenue Growth of 17% in the First Quarter of 2018

Rishon Lezion, Israel, May 29, 2018 —B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC), a leading Israeli integrator of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, today reported its financial results for the fiscal 2018 first quarter, ended March 31, 2018.

In the quarter ended March 31, 2018, BOS reported revenues of $8.3 million, a 17% increase as compared to $7.1 million of revenues in the comparable quarter in 2017. Net income for the first quarter of 2018 was $205,000, or $0.06 per basic and diluted share, an increase of 39% as compared to a net income of $147,000, or $0.05 per basic and diluted share, in the first quarter of 2017. EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) was $365,000 for the first quarter of 2018, as compared to $315,000 for the first quarter of 2017. (See Reconciliation of Net Income to EBITDA in the supplemental table included at the end of this release).

As of March 31, 2018, BOS reported working capital of $7.1 million, long term debt of $2.7 million, and shareholders’ equity of $10.4 million ($3.10 per basic and diluted share).

Yuval Viner, BOS’ Co-CEO stated, “Fiscal 2018 is off to a good start with strong organic revenue growth, increased international sales outside of our core Israeli market and a healthy backlog in place. There is an expanding need for the solutions we offer, and our primary end markets such as aerospace, defense and logistic centers are growing. Since January 2018 we’ve announced 5 new orders, and we remain focused on surpassing the expectations of our blue chip customer base, accessing new project awards and continuing to win contracts from new customers.”

Eyal Cohen, BOS’ Co-CEO added, “We saw strong performance from both of our divisions in the first quarter. In particular, we recorded a 15% revenue increase in our RFID & Mobile division, attributable to new customers and a 20% revenue improvement in our Supply Chain Solutions division, related to new orders from existing customers. In addition to our leadership position in Israel, the BOS brand continues to gain recognition in the international marketplace, particularly India, where we are capturing market share. I am also pleased to announce on engagement with an investor relations firm, Institutional Marketing Services ("IMS"). IMS will collaborate with the BOS management team to achieve broader investor awareness and educate the investment community on the Company’s key business developments and growth objectives.

Conference Call

BOS will host a conference call today, Tuesday, May 29, 2018 at 10 a.m. EDT - 5:00 p.m., Israel Time.

A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers: US: +1-888-281-1167; International: +972-3-9180644.

For those unable to listen to the live call, a script of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli integrator of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS' RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness ; and additional risks and uncertainties detailed in BOS' periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Investor Relations Contact: John Nesbett/Jennifer Belodeau Institutional Marketing Services (IMS) (203) 972-9200 jnesbett@institutionalms.com	Company Contact: Eyal Cohen, CO-CEO & CFO B.O.S Better Online Solutions Ltd. +972-542525925

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	(Unaudited)		(Audited)

Revenues	$8,291	$7,064	$28,932
Cost of revenues	6,630	5,616	22,587
Gross profit	1,661	1,448	6,345

Operating costs and expenses:
Sales and marketing	913	814	3,389
General and administrative	461	396	1,870
Total operating costs and expenses	1,374	1,210	5,259

Operating Income	287	238	1,086
Financial expenses, net	(85)	(91)	(297)
Income before taxes on income	202	147	789
Taxes on income (tax benefit)	(3)	-	16
Net income	205	147	773

Basic and diluted net income per share	$0.06	$0.05	$0.24

Weighted average number of shares used in computing basic and diluted net income per share	3,357	2,997	3,171

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2018	December 31, 2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$943	$1,533
Restricted bank deposits	206	247
Trade receivables	10,058	9,804
Other accounts receivable and prepaid expenses	1,056	898
Inventories	2,957	3,240

Total current assets	15,220	15,722

LONG-TERM ASSETS	226	220

PROPERTY AND EQUIPMENT, NET	900	651

OTHER INTANGIBLE ASSETS, NET	124	138

GOODWILL	4,676	4,676

Total assets	$21,146	$21,407

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2018	December 31, 2017
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$498	$505
Trade payables	5,741	5,951
Employees and payroll accruals	716	822
Deferred revenues	873	798
Accrued expenses and other liabilities	266	304

Total current liabilities	8,094	8,380

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,365	2,523
Accrued severance pay	287	286

Total long-term liabilities	2,652	2,809

SHAREHOLDERS' EQUITY	10,400	10,218

Total liabilities and shareholders' equity	$21,146	$21,407

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017
	(Unaudited)		(Unaudited)

Net Income as reported	$205	$147	$773

Adjustments:
Amortization of intangible assets	14	14	57
Stock based compensation	14	17	60
Total Adjustments	$28	$31	$117
Net Income on a Non-GAAP basis	$233	$178	$890

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2018	2017	2017

Operating income	$287	$238	$1,086
Add:
Amortization of intangible assets	14	14	57
Stock based compensation	14	17	60
Depreciation	50	46	188
EBITDA	$365	$315	$1,391

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Three months ended March 31, 2018				Three months ended March 31, 2017

Revenues	$3,822	$4,595	$(126)	$8,291	$3,311	$3,816	$(63)	$7,064

Gross profit	$976	$685	$-	$1,661	$784	$664	$-	$1,448

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	year ended December 31, 2017

Revenues	$13,666	$15,495	$(229)	$28,932

Gross profit	$3,623	$2,722	$-	$6,345